UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2017

May 15, 2017

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 29, 2017
Dividend payment date:	June 30, 2017
Securities report issuing date:	June 29, 2017
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2017

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2017	5,979,568	4.6	1,360,767	(11.6)	926,440	(2.6)
March 31, 2016	5,714,419	1.3	1,539,486	(10.1)	951,402	(8.0)

(*)	Comprehensive income

                March 31, 2017: 330,609 million yen     (46.7)%                 ;         March 31, 2016: 620,662 million yen     (82.0)%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2017	68.28	68.00	6.0	0.5	22.8
March 31, 2016	68.51	68.17	6.2	0.5	26.9

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2017: 244,453 million yen;         March 31, 2016: 230,415 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2017	303,297,433	16,658,394	5.0	1,137.78
March 31, 2016	298,302,898	17,386,769	5.2	1,121.07

(Reference) Shareholders’ equity as of     March 31, 2017: 15,280,268 million yen;     March 31, 2016: 15,457,970 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2017	7,013,064	8,907,549	(670,592)	33,968,391
March 31, 2016	6,754,428	2,240,209	(105,602)	18,763,856

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2016	—	9.00	—	9.00	18.00	249,329	26.3	1.6
ended March 31, 2017	—	9.00	—	9.00	18.00	243,600	26.4	1.6
ending March 31, 2018 (Forecast)	—	9.00	—	9.00	18.00	——	25.4	——

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2018 (Consolidated)

MUFG has set an earnings target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2018.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): Yes

Excluded: 2 Companies (MUFG Capital Finance 1 Limited and BTMU Preferred Capital 1 Limited)

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2017	14,168,853,820 shares
	March 31, 2016	14,168,853,820 shares
(B) Treasury stocks:	March 31, 2017	738,910,028 shares
	March 31, 2016	380,255,157 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2017	13,568,693,838 shares
	Fiscal year ended March 31, 2016	13,886,503,497 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2017

(1)  Results of Operations

	( % represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2017	625,582	6.3	599,357	6.1	575,084	5.9	577,656	5.8
March 31, 2016	588,340	0.4	564,684	0.1	543,069	(1.6)	545,738	(1.4)

	Basic earnings per share		Diluted earnings per share
	yen		yen
Fiscal year ended
March 31, 2017	42.57		42.53
March 31, 2016	39.29		39.24
(2) Financial Conditions
	Total Assets		Total Net Assets		Equity-to-asset ratio		Total Net Assets per Common Stock
	million yen		million yen		%		yen
As of
March 31, 2017	13,969,770		8,592,679		61.5		639.70
March 31, 2016	12,043,230		8,482,329		70.4		614.47

(Reference) Shareholders’ equity as of March 31, 2017: 8,592,288 million yen ; March 31, 2016: 8,474,069 million yen

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	4
3. Consolidated Financial Statements and Notes	5
(1) Consolidated Balance Sheets	5
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	7
(3) Consolidated Statements of Changes in Net Assets	10
(4) Consolidated Statements of Cash Flows	12
Notes to the Consolidated Financial Statements	14
Notes on Going-Concern Assumption
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2017”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2017 (Monday)
Explanation for investors and analysts:	May 19, 2017 (Friday)

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Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2017)

An overview of the financial and economic environment for fiscal year 2016 shows the global economy generally maintained a moderate recovery, particularly in developed countries. This was despite deep uncertainties arising from China’s structural adjustment, as well as fluctuations in international financial markets due to key events such as the UK’s vote to leave the EU and the advent of the new US administration. The US economy continued its self-sustained recovery, driven mainly by domestic demand, which was supported by improved employment conditions. However, the recovery in production and capital investment was a little slow in the corporate sector. In Europe, domestic demand continued to pick up, supported by improved employment conditions and low interest rates, despite an increase in uncertainty stemming from the UK’s vote to leave the EU and NPL problems in Southern European countries. On the whole, the Asian economy was solid, particularly in ASEAN (Association of Southeast Asian Nations). However, each country’s exports were pushed down by the economic slowdown in China, which has been undergoing structural adjustment. Under such circumstances, Japan’s economy maintained a moderate recovery throughout the fiscal year, yet some areas experienced a delay in improvement. Private consumption continued to grow, albeit slowly, on the back of an increase in employment and wages; meanwhile, residential investment also remained strong. Capital expenditure continued to increase gradually, underpinned by an upturn in exports and production, although it was held back temporarily by a slowdown in corporate earnings growth caused by yen appreciation in the first half of the fiscal year. Public demand was almost flat.

Turning now to financial conditions, there were large fluctuations in foreign exchange rates and stock prices in Japan. During the first half of fiscal year 2016, the Japanese yen continued to appreciate against the US dollar and Japan’s stock market was weak against a backdrop of uncertainties surrounding the global economy. However, after the US presidential election, the Japanese yen depreciated sharply and stock prices surged due to high expectations brought about by the new administration. Towards the end of the fiscal year, the Japanese yen appreciated again. As for interest rates, the US Federal Reserve raised interest rates in December and March; whereas the Bank of England reduced interest rates in August after the national referendum and the European Central Bank retained its monetary easing policy. Additionally, the Bank of Japan maintained its aggressive monetary easing stance with the introduction of “Quantitative and Qualitative Monetary Easing with Yield Curve Control” in September, resulting in continued, low, long-term interest rates.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2017 decreased 131.3 billion yen from the previous fiscal year to 4,011.8 billion yen. This was mainly due to a decrease in the translated JPY value by the appreciation of JPY against other currencies, a decrease in net interest income from domestic loans and deposits, reflecting lower interest rates in domestic market, as well as decreases in fee income from sale of investment products and net gains on debt securities. Those were partially offset by increases in fee and net interest income in overseas. General and administrative (G&A) expenses for the fiscal year ended March 31, 2017 was 2,593.5 billion yen, almost unchanged from the previous fiscal year, partially due to the appreciation of JPY against other currencies. As a result, net operating profits decreased 139.6 billion yen from the previous fiscal year to 1,418.2 billion yen.

2

Mitsubishi UFJ Financial Group, Inc.

Total credit costs for the fiscal year ended March 31, 2017 decreased 99.7 billion yen from the previous fiscal year, mainly due to a decrease in provision for allowance for credit losses. Net gains on equity securities increased 36.6 billion yen from the previous fiscal year, driven by a progress in sales of equity holdings. Other non-recurring losses increased 189.4 billion yen from the previous fiscal year, mainly due to increases in provision for repayment of excess interest of credit card/loan businesses, and expenses for defined benefit plans.

As a result, ordinary profits for the fiscal year ended March 31, 2017 were 1,360.7 billion yen, a decrease of 178.7 billion yen from the previous fiscal year, and profits attributable to owners of parent for the fiscal year ended March 31, 2017 was 926.4 billion yen, a decrease of 24.9 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2016	Increase (Decrease)
Gross profits before credit costs for trust accounts	4,011.8	4,143.2	(131.3)
General and administrative expenses	2,593.5	2,585.2	8.2
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,418.2	1,557.9	(139.6)
Total credit costs	(155.3)	(255.1)	99.7
Net gains (losses) on equity securities	124.9	88.3	36.6
Profits (losses) from investments in affiliates	244.4	230.4	14.0
Other non-recurring gains (losses)	(271.4)	(82.0)	(189.4)
Ordinary profits	1,360.7	1,539.4	(178.7)
Net extraordinary gains (losses)	(57.5)	(40.7)	(16.8)
Total taxes	342.1	460.2	(118.0)
Profits attributable to non-controlling interests	34.6	87.1	(52.5)
Profits attributable to owners of parent	926.4	951.4	(24.9)

(2)   Analysis of financial condition

Total assets as of March 31, 2017 increased 4,994.5 billion yen from March 31, 2016 to 303,297.4 billion yen, and total net assets as of March 31, 2017 decreased 728.3 billion yen from March 31, 2016 to 16,658.3 billion yen. The decrease in total net assets was mainly due to decreases in net unrealized gains on available-for-sale securities and foreign currency translation adjustments, and share repurchases.

With regard to major items of assets, loans and bills discounted as of March 31, 2017 decreased 4,751.0 billion yen from March 31, 2016 to 109,005.2 billion yen and securities as of March 31, 2017 decreased 10,554.9 billion yen from March 31, 2016 to 59,438.8 billion yen. With regard to major items of liabilities, deposits as of March 31, 2017 increased 9,765.1 billion yen from March 31, 2016 to 170,730.2 billion yen.

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Mitsubishi UFJ Financial Group, Inc.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

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Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Assets:
Cash and due from banks	49,158,293	63,525,940
Call loans and bills bought	660,015	649,147
Receivables under resale agreements	7,466,633	8,066,973
Receivables under securities borrowing transactions	6,041,983	11,002,723
Monetary claims bought	4,733,393	4,707,868
Trading assets	20,460,863	21,046,367
Money held in trust	679,678	806,881
Securities	69,993,869	59,438,897
Loans and bills discounted	113,756,325	109,005,231
Foreign exchanges	1,792,888	2,083,530
Other assets	12,255,764	11,554,699
Tangible fixed assets	1,362,044	1,358,905
Buildings	349,761	341,131
Land	730,130	720,132
Lease assets	10,856	10,164
Construction in progress	38,494	46,373
Other tangible fixed assets	232,801	241,104
Intangible fixed assets	1,254,727	1,257,876
Software	570,884	567,753
Goodwill	278,628	267,389
Lease assets	648	446
Other intangible fixed assets	404,566	422,287
Net defined benefit assets	377,955	601,377
Deferred tax assets	125,739	126,231
Customers’ liabilities for acceptances and guarantees	9,240,310	9,022,130
Allowance for credit losses	(1,057,585)	(957,350)

Total assets	298,302,898	303,297,433

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Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Liabilities:
Deposits	160,965,056	170,730,221
Negotiable certificates of deposit	11,591,578	11,341,571
Call money and bills sold	1,360,238	1,973,569
Payables under repurchase agreements	23,515,240	17,636,962
Payables under securities lending transactions	4,710,407	5,538,739
Commercial papers	2,292,282	2,307,222
Trading liabilities	17,251,302	17,700,617
Borrowed money	12,482,277	16,971,085
Foreign exchanges	2,054,937	1,970,980
Short-term bonds payable	752,492	847,999
Bonds payable	9,190,542	9,893,687
Due to trust accounts	13,296,033	9,893,881
Other liabilities	10,834,564	9,382,992
Reserve for bonuses	90,219	81,012
Reserve for bonuses to directors	396	598
Reserve for stocks payment	—	10,400
Net defined benefit liabilities	62,791	59,045
Reserve for retirement benefits to directors	1,113	1,128
Reserve for loyalty award credits	15,971	16,689
Reserve for contingent losses	210,087	384,868
Reserves under special laws	4,232	4,075
Deferred tax liabilities	866,815	745,073
Deferred tax liabilities for land revaluation	127,237	124,483
Acceptances and guarantees	9,240,310	9,022,130

Total liabilities	280,916,129	286,639,039

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,425,637	1,412,087
Retained earnings	8,587,578	9,278,546
Treasury stock	(298,922)	(513,260)

Total shareholders’ equity	11,855,806	12,318,885

Net unrealized gains (losses) on available-for-sale securities	2,486,627	2,184,597
Net deferred gains (losses) on hedging instruments	337,297	125,684
Land revaluation excess	176,364	173,723
Foreign currency translation adjustments	791,401	558,339
Remeasurements of defined benefit plans	(189,526)	(65,098)
Debt value adjustments of foreign subsidiaries and affiliates	—	(15,863)

Total accumulated other comprehensive income	3,602,163	2,961,382

Subscription rights to shares	8,260	407
Non-controlling interests	1,920,538	1,377,719

Total net assets	17,386,769	16,658,394

Total liabilities and net assets	298,302,898	303,297,433

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Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Ordinary income	5,714,419	5,979,568
Interest income	2,769,248	2,888,134
Interest on loans and bills discounted	1,812,133	1,862,089
Interest and dividends on securities	628,882	675,434
Interest on call loans and bills bought	9,887	10,523
Interest on receivables under resale agreements	41,818	46,831
Interest on receivables under securities borrowing transactions	6,520	6,246
Interest on deposits	79,087	79,746
Other interest income	190,919	207,261
Trust fees	117,046	122,050
Fees and commissions	1,536,719	1,531,974
Trading income	306,354	292,761
Other operating income	469,265	575,937
Other ordinary income	515,784	568,709
Gains on loans written-off	60,645	64,487
Others	455,138	504,221
Ordinary expenses	4,174,932	4,618,801
Interest expenses	655,735	863,677
Interest on deposits	292,909	296,574
Interest on negotiable certificates of deposit	48,093	65,008
Interest on call money and bills sold	8,204	2,043
Interest on payables under repurchase agreements	48,263	81,400
Interest on payables under securities lending transactions	7,449	2,104
Interest on commercial papers	6,347	15,172
Interest on borrowed money	46,856	34,140
Interest on short-term bonds payable	749	22
Interest on bonds payable	142,728	171,514
Other interest expenses	54,133	195,695
Fees and commissions	216,165	203,484
Trading expenses	—	2,725
Other operating expenses	183,583	329,193
General and administrative expenses	2,602,450	2,663,503
Other ordinary expenses	516,997	556,217
Provision for allowance for credit losses	132,691	30,342
Others	384,305	525,875

Ordinary profits	1,539,486	1,360,767

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Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Extraordinary gains	21,316	17,620
Gains on disposition of fixed assets	21,316	17,463
Reversal of reserve for contingent liabilities from financial instruments transactions	—	156
Extraordinary losses	62,033	75,159
Losses on disposition of fixed assets	12,144	9,263
Losses on impairment of fixed assets	13,415	10,162
Provision for reserve for contingent liabilities from financial instruments transactions	460	—
Losses on change in equity	36,013	45,654
Losses on liquidation of equity securities of subsidiaries	—	5,313
Losses on exchange of shares of affiliates	—	4,538
Losses on sales of equity securities of subsidiaries	—	226

Profits before income taxes	1,498,769	1,303,228

Income taxes-current	424,814	319,060
Income taxes-deferred	35,389	23,116

Total taxes	460,204	342,177

Profits	1,038,565	961,050

Profits attributable to non-controlling interests	87,162	34,609

Profits attributable to owners of parent	951,402	926,440

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Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Profits	1,038,565	961,050
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(346,220)	(278,689)
Net deferred gains (losses) on hedging instruments	252,671	(212,449)
Land revaluation excess	7,055	(21)
Foreign currency translation adjustments	(214,273)	(145,331)
Remeasurements of defined benefit plans	(141,896)	134,560
Share of other comprehensive income of associates accounted for using equity method	24,759	(128,510)

Total other comprehensive income	(417,903)	(630,441)

Comprehensive income	620,662	330,609

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	556,163	303,054
Comprehensive income attributable to non-controlling interests	64,498	27,554

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2016

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194
Changes during the period
Cash dividends			(251,392)		(251,392)
Profits attributable to owners of parent			951,402		951,402
Repurchase of treasury stock				(200,077)	(200,077)
Disposal of treasury stock		(1,182)		2,815	1,633
Reversal of land revaluation excess			3,042		3,042
Changes of application of equity method			24,394		24,394
Changes in subsidiaries’ equity		(1,584)			(1,584)
Changes in foreign affiliates’ interests in their subsidiaries			(278)		(278)
Net changes of items other than shareholders’ equity						(348,464)	254,103

Total changes during the period	—	(2,766)	727,168	(197,261)	527,140	(348,464)	254,103

Balance at the end of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627	337,297

	(in millions of yen)
	Accumulated other comprehensive income				Subscription rights to shares	Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at the beginning of the period	172,350	951,547	(52,909)	3,989,274	8,271	1,961,322	17,287,533
Changes during the period
Cash dividends							(251,392)
Profits attributable to owners of parent							951,402
Repurchase of treasury stock							(200,077)
Disposal of treasury stock							1,633
Reversal of land revaluation excess							3,042
Changes of application of equity method							24,394
Changes in subsidiaries’ equity							(1,584)
Changes in foreign affiliates’ interests in their subsidiaries							(278)
Net changes of items other than shareholders’ equity	4,013	(160,146)	(136,616)	(387,110)	(10)	(40,783)	(427,904)

Total changes during the period	4,013	(160,146)	(136,616)	(387,110)	(10)	(40,783)	99,236

Balance at the end of the period	176,364	791,401	(189,526)	3,602,163	8,260	1,920,538	17,386,769

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Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2017

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627	337,297
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			8,464		8,464
Restated balance	2,141,513	1,425,637	8,596,043	(298,922)	11,864,271	2,486,627	337,297
Changes during the period
Cash dividends			(246,557)		(246,557)
Profits attributable to owners of parent			926,440		926,440
Repurchase of treasury stock				(217,688)	(217,688)
Disposal of treasury stock		(936)		3,350	2,414
Reversal of land revaluation excess			2,619		2,619
Changes in subsidiaries’ equity		(12,614)			(12,614)
Net changes of items other than shareholders’ equity						(302,029)	(211,612)

Total changes during the period	—	(13,550)	682,503	(214,337)	454,614	(302,029)	(211,612)

Balance at the end of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597	125,684

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	176,364	791,401	(189,526)	—	3,602,163	8,260	1,920,538	17,386,769
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates				(8,464)	(8,464)			—
Restated balance	176,364	791,401	(189,526)	(8,464)	3,593,699	8,260	1,920,538	17,386,769
Changes during the period
Cash dividends								(246,557)
Profits attributable to owners of parent								926,440
Repurchase of treasury stock								(217,688)
Disposal of treasury stock								2,414
Reversal of land revaluation excess								2,619
Changes in subsidiaries’ equity								(12,614)
Net changes of items other than shareholders’ equity	(2,641)	(233,062)	124,427	(7,399)	(632,317)	(7,853)	(542,819)	(1,182,989)

Total changes during the period	(2,641)	(233,062)	124,427	(7,399)	(632,317)	(7,853)	(542,819)	(728,375)

Balance at the end of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394

11

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2016	March 31, 2017
Cash flows from operating activities:
Profits before income taxes	1,498,769	1,303,228
Depreciation and amortization	298,527	316,411
Impairment losses	13,415	10,162
Amortization of goodwill	16,931	16,737
Equity in losses (gains) of equity method investees	(230,415)	(244,453)
Increase (decrease) in allowance for credit losses	71,084	(92,783)
Increase (decrease) in reserve for bonuses	955	(285)
Increase (decrease) in reserve for bonuses to directors	(58)	202
Increase (decrease) in reserve for stocks payment	—	10,400
Decrease (increase) in net defined benefit assets	(88,908)	(92,720)
Increase (decrease) in net defined benefit liabilities	(2,255)	1,652
Increase (decrease) in reserve for retirement benefits to directors	27	14
Increase (decrease) in reserve for loyalty award credits	1,313	959
Increase (decrease) in reserve for contingent losses	5,572	175,716
Interest income recognized on statement of income	(2,769,248)	(2,888,134)
Interest expenses recognized on statement of income	655,735	863,677
Losses (gains) on securities	(221,235)	(181,811)
Losses (gains) on money held in trust	(10,689)	8,771
Foreign exchange losses (gains)	1,439,205	459,763
Losses (gains) on sales of fixed assets	(9,171)	(8,200)
Net decrease (increase) in trading assets	49,544	(1,737,675)
Net increase (decrease) in trading liabilities	1,980,093	1,448,201
Net decrease (increase) in unsettled trading accounts	(821,034)	(50,814)
Net decrease (increase) in loans and bills discounted	(4,990,628)	4,065,265
Net increase (decrease) in deposits	7,888,704	10,427,476
Net increase (decrease) in negotiable certificates of deposit	(4,482,406)	(242,013)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,362,550)	4,551,643
Net decrease (increase) in due from banks (excluding cash equivalents)	80,699	802,579
Net decrease (increase) in call loans and bills bought and others	(633,599)	(1,413,158)
Net decrease (increase) in receivables under securities borrowing transactions	(1,438,094)	(5,203,785)
Net increase (decrease) in call money and bills sold and others	(435,883)	(3,999,428)
Net increase (decrease) in commercial papers	119,203	33,847
Net increase (decrease) in payables under securities lending transactions	(3,446,893)	850,842
Net decrease (increase) in foreign exchanges (assets)	380,193	(302,389)
Net increase (decrease) in foreign exchanges (liabilities)	544,080	(81,641)
Net increase (decrease) in short-term bonds payable	(37,019)	95,507
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	649,951	422,720
Net increase (decrease) in due to trust accounts	10,112,737	(3,402,151)
Interest income (cash basis)	2,897,378	3,023,722
Interest expenses (cash basis)	(654,026)	(847,418)
Others	175,151	(684,097)

Sub-total	7,245,155	7,416,541

Income taxes	(537,036)	(427,841)
Refund of income taxes	46,308	24,364

Net cash provided by (used in) operating activities	6,754,428	7,013,064

12

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2016	March 31, 2017
Cash flows from investing activities:
Purchases of securities	(86,422,400)	(56,618,395)
Proceeds from sales of securities	60,274,528	39,602,665
Proceeds from redemption of securities	28,452,434	26,428,256
Payments for increase in money held in trust	(641,740)	(763,127)
Proceeds from decrease in money held in trust	672,854	615,931
Purchases of tangible fixed assets	(116,931)	(121,733)
Purchases of intangible fixed assets	(231,615)	(249,744)
Proceeds from sales of tangible fixed assets	35,494	31,815
Proceeds from sales of intangible fixed assets	166	2,890
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	—	(21,954)
Proceeds from acquisition of subsidiaries’ equity affecting the scope of consolidation	218,639	—
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,761
Others	(1,221)	(1,815)

Net cash provided by (used in) investing activities	2,240,209	8,907,549

Cash flows from financing activities:
Proceeds from subordinated borrowings	38,000	31,000
Repayments of subordinated borrowings redemption	(92,500)	(50,592)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	793,218	837,401
Payments for redemption of subordinated bonds payable and bonds with warrants	(294,460)	(476,943)
Proceeds from issuance of common stock to non-controlling shareholders	1,081	1,195
Repayments to non-controlling shareholders	—	(854)
Payments for redemption of preferred securities	—	(468,956)
Dividends paid by MUFG	(251,497)	(246,563)
Dividends paid by subsidiaries to non-controlling shareholders	(94,825)	(77,008)
Purchases of treasury stock	(200,053)	(217,666)
Proceeds from sales of treasury stock	1	3
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(4,572)	(1,612)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	—	0
Others	3	4

Net cash provided by (used in) financing activities	(105,602)	(670,592)

Effect of foreign exchange rate changes on cash and cash equivalents	(115,214)	(45,486)

Net increase (decrease) in cash and cash equivalents	8,773,820	15,204,534

Cash and cash equivalents at the beginning of the period	9,990,035	18,763,856

Cash and cash equivalents at the end of the period	18,763,856	33,968,391

13

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2017

	(in millions of yen)
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,198,285	1,041,648	1,303,663	173,116	3,538,965	582,011	(9,082)	4,111,895
Operating expenses	972,999	598,434	821,205	112,204	2,348,126	212,899	155,116	2,716,142
Operating profit	225,286	443,213	482,458	60,911	1,190,839	369,112	(164,198)	1,395,753

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥177,748 million of net revenue, ¥156,717 million of operating expenses and ¥21,030 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding twelve-month period

operating profit	For the twelve months ended March 31,2017
Total operating profit of reporting segments	1,395,753
Operating profit of consolidated subsidiaries excluded from reporting segments	43,789
Provision for general allowance for credit losses	(210,257)
Credit related expenses	(9,606)
Gains on collection of bad debts	64,487
Net gains on equity securities and other securities	124,940
Equity in earnings of equity method investees	244,453
Others	(292,791)
Ordinary profit in the consolidated statements of income	1,360,767

(Notes) “Others” includes Provision for loss on interest repayment: (¥154,849) million

14

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2017
Total equity per common share	¥1,137.77
Basic earnings per common share	¥68.27
Diluted earnings per common share	¥67.99

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2017
Basic earnings per common share
Profits attributable to owners of parent	million yen	926,440
Profits not attributable to common shareholders	million yen	—
Profits attributable to owners of the parent related common shares	million yen	926,440
Average number of common shares during the period	thousand shares	13,568,693
Diluted earnings per common share
Adjustment to profits attributable to owners of the parent	million yen	(3,095)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,095)
Increase in common share	thousand shares	9,993
Subscription rights to shares	thousand shares	9,993
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options - 8 million units as of December, 2016

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2017
Total equity	million yen	16,658,394
Deductions from total equity:	million yen	1,378,126
Subscription rights to shares	million yen	407
Non-controlling interests	million yen	1,377,719
Total equity attributable to common shares	million yen	15,280,268
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	13,429,943

15

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2017

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated] [BTMU Non-consolidated ][ MUTB Non-consolidated ] [MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated] [BTMU Non-consolidated ][ MUTB Non-consolidated ]	34

(References)

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	37

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2017 (A)	March 31, 2016 (B)	(Decrease) (A) - (B)
Gross profits	4,011,809	4,143,202	(131,393)
Gross profits before credit costs for trust accounts	4,011,808	4,143,202	(131,393)
Net interest income	2,024,487	2,113,564	(89,077)
Trust fees	122,050	117,046	5,004
Credit costs for trust accounts (1)	0	0	(0)
Net fees and commissions	1,328,490	1,320,554	7,936
Net trading profits	290,035	306,354	(16,318)
Net other operating profits	246,744	285,682	(38,937)
Net gains (losses) on debt securities	56,871	132,928	(76,057)
General and administrative expenses	2,593,576	2,585,279	8,296
Amortization of goodwill	16,737	16,931	(193)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,434,969	1,574,853	(139,884)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,418,231	1,557,922	(139,690)
Provision for general allowance for credit losses (2)	(210,257)	175,712	(385,970)
Net operating profits*	1,207,974	1,733,635	(525,660)
Net non-recurring gains (losses)	152,793	(194,148)	346,941
Credit costs (3)	(9,606)	(491,503)	481,897
Losses on loan write-offs	(136,423)	(143,946)	7,522
Provision for specific allowance for credit losses	181,550	(305,131)	486,682
Other credit costs	(54,733)	(42,425)	(12,307)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	64,487	60,645	3,842
Net gains (losses) on equity securities	124,940	88,306	36,633
Gains on sales of equity securities	171,875	145,347	26,527
Losses on sales of equity securities	(44,378)	(31,656)	(12,721)
Losses on write-down of equity securities	(2,557)	(25,384)	22,827
Profits (losses) from investments in affiliates	244,453	230,415	14,037
Other non-recurring gains (losses)	(271,481)	(82,012)	(189,469)

Ordinary profits	1,360,767	1,539,486	(178,719)

Net extraordinary gains (losses)	(57,539)	(40,717)	(16,821)
Net losses on change in equity	(45,654)	(36,013)	(9,641)
Profits before income taxes	1,303,228	1,498,769	(195,541)
Income taxes-current	319,060	424,814	(105,753)
Income taxes-deferred	23,116	35,389	(12,272)
Total taxes	342,177	460,204	(118,026)
Profits	961,050	1,038,565	(77,514)
Profits attributable to non-controlling interests	34,609	87,162	(52,552)

Profits attributable to owners of parent	926,440	951,402	(24,961)

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(155,376)	(255,145)	99,769

Number of consolidated subsidiaries	213	224	(11)
Number of affiliated companies accounted for under the equity method	58	65	(7)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2017 (A)	March 31, 2016 (B)
Gross profits	2,190,471	2,395,985	(205,514)
Gross profits before credit costs for trust accounts	2,190,471	2,395,985	(205,514)
Domestic gross profits	1,280,884	1,403,459	(122,575)
Net interest income	684,142	785,955	(101,812)
Trust fees	94,645	90,917	3,727
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	387,166	388,072	(905)
Net trading profits	13,015	34,720	(21,705)
Net other operating profits	101,914	103,793	(1,879)
Net gains (losses) on debt securities	78,072	93,105	(15,032)
Non-domestic gross profits	909,587	992,525	(82,938)
Net interest income	537,616	540,512	(2,895)
Net fees and commissions	206,762	214,689	(7,926)
Net trading profits	96,227	123,133	(26,905)
Net other operating profits	68,981	114,191	(45,210)
Net gains (losses) on debt securities	(33,191)	29,423	(62,615)
General and administrative expenses	1,342,025	1,314,796	27,229
Personnel expenses	480,593	485,797	(5,203)
Non-personnel expenses	785,425	756,043	29,381
Taxes	76,006	72,955	3,051
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	848,445	1,081,189	(232,743)
Provision for general allowance for credit losses (2)	(32,040)	208,285	(240,325)
Net operating profits	816,405	1,289,474	(473,069)
Net non-recurring gains (losses)	(19,711)	(219,230)	199,519
Credit costs (3)	(83,298)	(332,201)	248,903
Losses on loan write-offs	(36,428)	(43,430)	7,002
Provision for specific allowance for credit losses	8,430	(248,863)	257,293
Other credit costs	(55,300)	(39,907)	(15,393)
Reversal of allowance for credit losses (4)	45,784	—	45,784
Reversal of reserve for contingent losses included in credit costs (5)	607	36	570
Gains on loans written-off (6)	20,982	20,122	860
Net gains (losses) on equity securities	112,151	76,933	35,218
Gains on sales of equity securities	160,452	134,500	25,951
Losses on sales of equity securities	(46,665)	(32,994)	(13,671)
Losses on write-down of equity securities	(1,635)	(24,573)	22,937
Other non-recurring gains (losses)	(115,938)	15,879	(131,817)

Ordinary profits	796,694	1,070,243	(273,549)

Net extraordinary gains (losses)	(8,104)	33,071	(41,175)
Net gains (losses) on disposition of fixed assets	2,261	9,387	(7,125)
Losses on impairment of fixed assets	(4,237)	(11,100)	6,862
Losses on liquidation of equity securities of subsidiaries	(7,941)	—	(7,941)
Dividends from foreign subsidiary due to the organizational restructuring	—	14,467	(14,467)
Gains on sales of equity securities of subsidiaries	2,600	18,319	(15,718)
Income before income taxes	788,589	1,103,314	(314,725)
Income taxes-current	214,422	314,662	(100,239)
Income taxes-deferred	(27,543)	42,603	(70,147)
Total taxes	186,878	357,266	(170,387)

Net income	601,710	746,048	(144,337)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(47,964)	(103,757)	55,792

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2017 (A)	March 31, 2016 (B)
Gross profits	2,771,308	2,932,824	(161,516)
Net interest income	1,712,876	1,788,159	(75,283)
Trust fees	13,865	13,150	714
Net fees and commissions	729,808	717,796	12,012
Net trading profits	106,750	135,629	(28,879)
Net other operating profits	208,006	278,088	(70,081)
Net gains (losses) on debt securities	44,866	116,010	(71,144)
General and administrative expenses	1,743,554	1,743,302	252
Amortization of goodwill	15,498	15,943	(445)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,043,252	1,205,466	(162,213)
Net operating profits before provision for general allowance for credit losses	1,027,753	1,189,522	(161,768)
Provision for general allowance for credit losses (1)	—	169,662	(169,662)
Net operating profits*	1,027,753	1,359,184	(331,431)
Net non-recurring gains (losses)	(35,698)	(275,483)	239,785
Credit costs (2)	(126,921)	(413,323)	286,401
Losses on loan write-offs	(71,520)	(82,670)	11,149
Provision for specific allowance for credit losses	—	(288,056)	288,056
Other credit costs	(55,400)	(42,597)	(12,803)
Reversal of allowance for credit losses (3)	11,034	—	11,034
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	44,186	39,170	5,016
Net gains (losses) on equity securities	96,094	73,973	22,121
Gains on sales of equity securities	142,947	126,056	16,890
Losses on sales of equity securities	(44,792)	(28,831)	(15,961)
Losses on write-down of equity securities	(2,060)	(23,252)	21,191
Profits (losses) from investments in affiliates	21,891	25,000	(3,108)
Other non-recurring gains (losses)	(81,982)	(303)	(81,678)

Ordinary profits	992,055	1,083,701	(91,645)

Net extraordinary gains (losses)	(2,515)	15,702	(18,218)
Net gains (losses) on disposition of fixed assets	10,734	11,006	(272)
Losses on impairment of fixed assets	(5,778)	(11,011)	5,232
Gains (losses) on sales of equity securities of subsidiaries	(226)	15,595	(15,821)
Losses on liquidation of equity securities of subsidiaries	(3,236)	—	(3,236)
Losses on exchange of shares of affiliates	(4,007)	—	(4,007)
Profits before income taxes	989,540	1,099,404	(109,863)
Income taxes-current	234,738	322,969	(88,231)
Income taxes-deferred	10,391	27,237	(16,845)
Total taxes	245,130	350,207	(105,076)
Profits	744,409	749,196	(4,786)
Profits attributable to non-controlling interests	54,480	63,360	(8,880)

Profits attributable to owners of parent	689,929	685,835	4,093

Note:

* Net operating profits = Net operating profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(71,700)	(204,490)	132,790
Number of consolidated subsidiaries	127	128	(1)
Number of affiliated companies accounted for under the equity method	50	58	(8)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2017 (A)	March 31, 2016 (B)	(Decrease) (A) - (B)
Gross profits	1,808,757	2,017,254	(208,497)
Domestic gross profits	1,010,035	1,091,206	(81,170)
Net interest income	601,653	701,264	(99,610)
Net fees and commissions	285,755	288,222	(2,467)
Net trading profits	19,401	(1,672)	21,074
Net other operating profits	103,224	103,392	(167)
Net gains (losses) on debt securities	85,973	84,927	1,046
Non-domestic gross profits	798,721	926,048	(127,326)
Net interest income	461,816	461,266	550
Net fees and commissions	202,267	209,732	(7,465)
Net trading profits	88,872	138,509	(49,636)
Net other operating profits	45,764	116,540	(70,775)
Net gains (losses) on debt securities	(52,118)	22,565	(74,684)
General and administrative expenses	1,141,768	1,129,145	12,623
Personnel expenses	404,345	415,730	(11,385)
Non-personnel expenses	672,758	648,506	24,251
Amortization of goodwill	359	293	66
Taxes	64,664	64,907	(243)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	667,348	888,403	(221,054)
Net operating profits before provision for general allowance for credit losses	666,989	888,109	(221,120)
Provision for general allowance for credit losses (1)	—	202,639	(202,639)
Net operating profits	666,989	1,090,749	(423,760)
Net non-recurring gains (losses)	(34,783)	(227,013)	192,229
Credit costs (2)	(91,522)	(325,772)	234,250
Reversal of allowance for credit losses (3)	45,784	—	45,784
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	20,275	19,661	613
Net gains (losses) on equity securities	94,823	67,816	27,007
Gains on sales of equity securities	140,261	117,940	22,320
Losses on sales of equity securities	(44,045)	(27,538)	(16,506)
Losses on write-down of equity securities	(1,391)	(22,585)	21,193
Other non-recurring gains (losses)	(104,144)	11,281	(115,426)

Ordinary profits	632,205	863,736	(231,530)

Net extraordinary gains (losses)	78	20,966	(20,887)
Net gains (losses) on disposition of fixed assets	3,509	10,188	(6,679)
Losses on impairment of fixed assets	(394)	(9,539)	9,145
Losses on liquidation of equity securities of subsidiaries	(4,850)	—	(4,850)
Gains on sales of equity securities of subsidiaries	2,600	18,319	(15,718)
Income before income taxes	632,284	884,702	(252,418)
Income taxes-current	164,367	262,781	(98,414)
Income taxes-deferred	(13,539)	35,854	(49,393)
Total taxes	150,828	298,635	(147,807)

Net income	481,455	586,066	(104,610)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(25,462)	(103,471)	78,008
Provision for general allowance for credit losses	(157,631)	202,639	(360,270)
Provision for special allowance for credit losses	203,483	(242,455)	445,938
Allowance for credit to specific foreign borrowers	(67)	896	(964)
Losses on loans write-off	(36,075)	(43,410)	7,334
Provision for contingent losses included in credit costs	(49,022)	(3,205)	(45,816)
Gains on loans written-off	20,275	19,661	613
Losses on sales of other loans, etc.	(6,424)	(37,597)	31,173

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2017 (A)	March 31, 2016 (B)	(Decrease) (A) - (B)
Gross profits	483,129	480,237	2,892
Gross profits before credit costs for trust accounts	483,129	480,236	2,892
Trust fees	108,418	104,043	4,375
Trust fees before credit costs for trust accounts	108,418	104,042	4,375
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	21,883	11,777	10,106
Other trust fees	86,534	92,264	(5,730)
Credit costs for trust accounts (1)	0	0	(0)
Net interest income	135,322	153,296	(17,973)
Net fees and commissions	205,398	196,693	8,704
Net trading profits	6,210	25,808	(19,597)
Net other operating profits	27,778	395	27,382
Net gains (losses) on debt securities	10,869	14,927	(4,058)
General and administrative expenses	289,854	264,440	25,413
Amortization of goodwill	1,235	1,049	185
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	194,510	216,846	(22,335)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	193,275	215,796	(22,521)
Provision for general allowance for credit losses (2)	(32,039)	5,656	(37,695)
Net operating profits*	161,236	221,453	(60,216)
Net non-recurring gains (losses)	18,143	16,927	1,215
Credit costs (3)	8,252	(6,507)	14,759
Losses on loan write-offs	(386)	(103)	(283)
Provision for specific allowance for credit losses	8,497	(6,406)	14,904
Other credit costs	141	2	139
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	646	36	610
Gains on loans written-off (6)	784	500	283
Net gains (losses) on equity securities	17,386	9,130	8,256
Gains on sales of equity securities	20,273	16,573	3,700
Losses on sales of equity securities	(2,643)	(5,455)	2,812
Losses on write-down of equity securities	(243)	(1,987)	1,743
Profits (losses) from investments in affiliates	4,248	11,020	(6,771)
Other non-recurring gains (losses)	(13,175)	2,747	(15,922)

Ordinary profits	179,379	238,380	(59,000)

Net extraordinary gains (losses)	(7,707)	(2,459)	(5,248)
Net gains (losses) on disposition of fixed assets	(994)	(853)	(141)
Losses on impairment of fixed assets	(3,892)	(1,605)	(2,286)
Losses on liquidation of equity securities of subsidiaries	(2,820)	—	(2,820)
Profits before income taxes	171,671	235,920	(64,249)
Income taxes-current	61,085	63,529	(2,443)
Income taxes-deferred	(15,034)	1,925	(16,959)
Total taxes	46,050	65,454	(19,403)
Profits	125,620	170,466	(44,845)
Profits attributable to non-controlling interests	11,311	10,882	428

Profits attributable to owners of parent	114,308	159,583	(45,274)

Note:

* Net operating profits= Net operating profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(22,355)	(314)	(22,041)

Number of consolidated subsidiaries	51	56	(5)
Number of affiliated companies accounted for under the equity method	11	12	(1)

MUTB Consolidated (combined operating results of MUTB and transferred entities to Intermediate Holding Company in the United States) In July 2016, to comply with the financial regulations in the United States, MUTB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company ("IHC") in United States which are owned by BTMU and MUFG.

The combined operating results of MUTB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	193,396	215,796	(22,399)
Profits attributable to owners of parent	114,383	159,583	(45,200)
Number of the entities transferred to IHC	1	—	1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2017 (A)	March 31, 2016 (B)	(Decrease) (A) - (B)
Gross profits	381,714	378,730	2,983
Gross profits before credit costs for trust accounts	381,713	378,730	2,983
Domestic gross profits	270,848	312,253	(41,405)
Trust fees	94,645	90,917	3,727
Trust fees before credit costs for trust accounts	94,644	90,917	3,727
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	21,883	11,777	10,106
Other trust fees	72,760	79,139	(6,378)
Credit costs for trust accounts (1)	0	0	(0)
Net interest income	82,488	84,690	(2,201)
Net fees and commissions	101,411	99,849	1,561
Net trading profits	(6,386)	36,393	(42,780)
Net other operating profits	(1,310)	401	(1,711)
Net gains (losses) on debt securities	(7,900)	8,178	(16,079)
Non-domestic gross profits	110,866	66,477	44,388
Net interest income	75,799	79,246	(3,446)
Net fees and commissions	4,495	4,956	(461)
Net trading profits	7,354	(15,376)	22,731
Net other operating profits	23,216	(2,349)	25,565
Net gains (losses) on debt securities	18,927	6,858	12,069
General and administrative expenses	200,257	185,651	14,606
Personnel expenses	76,248	70,066	6,181
Non-personnel expenses	112,666	107,536	5,129
Taxes	11,341	8,047	3,294
Net operating profits before credit costs for trust accounts and provision	181,456	193,079	(11,622)
Provision for general allowance for credit losses (2)	(32,040)	5,645	(37,686)
Net operating profits	149,416	198,725	(49,308)
Net non-recurring gains (losses)	15,072	7,782	7,289
Credit costs (3)	8,223	(6,428)	14,652
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	607	36	570
Gains on loans written-off (6)	706	460	246
Net gains (losses) on equity securities	17,327	9,117	8,210
Gains on sales of equity securities	20,191	16,559	3,631
Losses on sales of equity securities	(2,620)	(5,455)	2,835
Losses on write-down of equity securities	(243)	(1,987)	1,743
Other non-recurring gains (losses)	(11,793)	4,597	(16,390)

Ordinary profits	164,488	206,507	(42,018)

Net extraordinary gains (losses)	(8,183)	12,104	(20,288)
Net gains (losses) on disposition of fixed assets	(1,248)	(801)	(446)
Losses on impairment of fixed assets	(3,843)	(1,561)	(2,282)
Losses on liquidation of equity securities of subsidiaries	(3,091)	—	(3,091)
Dividends from foreign subsidiary due to the organizational restructuring	—	14,467	(14,467)
Income before income taxes	156,305	218,612	(62,307)
Income taxes-current	50,055	51,881	(1,825)
Income taxes-deferred	(14,004)	6,749	(20,754)
Total taxes	36,050	58,630	(22,580)

Net income	120,254	159,981	(39,726)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(22,502)	(286)	(22,215)
Credit costs for trust accounts	0	0	(0)
Provision for general allowance for credit losses	(32,040)	5,645	(37,686)
Provision for special allowance for credit losses	8,430	(6,408)	14,838
Allowance for credit to specific foreign borrowers	(1)	0	(1)
Losses on loans write-offs	(352)	(20)	(331)
Provision for contingent losses included in credit costs	607	36	570
Gains on loans written-off	706	460	246
Losses on sales of other loans, etc.	148	(0)	148

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Total average interest rate on interest-earning assets (a)	0.55	(0.06)	0.62
Average interest rate on loans and bills discounted (b)	0.87	(0.04)	0.92
Average interest rate on securities	0.67	(0.07)	0.75
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.61	(0.05)	0.67
Average interest rate on deposits and NCD (d)	0.00	(0.02)	0.02
Average interest rate on other liabilities	0.24	0.04	0.20
Overall interest rate spread (a)-(c)	(0.05)	(0.01)	(0.04)
Interest rate spread (b)-(d)	0.87	(0.02)	0.90

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.98	(0.13)	1.11
Interest rate spread (e)-(d)	0.97	(0.10)	1.08

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Total average interest rate on interest-earning assets (a)	0.49	(0.03)	0.53
Average interest rate on loans and bills discounted (b)	0.50	(0.16)	0.67
Average interest rate on securities	0.86	0.12	0.74
Total average interest rate on interest-bearing liabilities (c)	0.12	(0.04)	0.17
Average interest rate on deposits and NCD (d)	0.08	(0.04)	0.12
Overall interest rate spread (a)-(c)	0.37	0.01	0.36
Interest rate spread (b)-(d)	0.42	(0.12)	0.54

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.54	(0.12)	0.67
Interest rate spread (e)-(d)	0.45	(0.08)	0.54

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Average interest rate on loans and bills discounted (a)	0.81	(0.07)	0.89
Average interest rate on deposits and NCD (b)	0.01	(0.02)	0.04
Interest rate spread (a)-(b)	0.79	(0.05)	0.85

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.91	(0.13)	1.04
Interest rate spread (c)-(b)	0.89	(0.10)	1.00

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,341.6	6,122.3	13,400.2	20,864.2
Receive-floater/pay-fix	860.5	5,518.4	3,593.8	9,972.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,202.2	11,640.8	16,994.1	30,837.2

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,151.6	4,655.0	13,061.7	18,868.4
Receive-floater/pay-fix	604.8	3,465.2	1,558.2	5,628.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,756.5	8,120.2	14,620.0	24,496.7

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	190.0	1,467.3	338.4	1,995.8
Receive-floater/pay-fix	263.2	1,963.4	2,006.3	4,233.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	453.2	3,430.7	2,344.8	6,228.8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,560,825	50,325	62,484	12,158	3,886,239	64,518	79,584	15,066
Domestic bonds	1,100,955	43,114	43,114	—	1,101,107	58,008	58,008	—
Government bonds	1,100,955	43,114	43,114	—	1,101,107	58,008	58,008	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,459,870	7,211	19,369	12,158	2,785,132	6,510	21,576	15,066
Foreign bonds	1,212,321	(1,719)	10,253	11,973	1,233,171	6,746	12,805	6,058
Other	1,247,549	8,930	9,115	185	1,551,961	(236)	8,771	9,007

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	54,813,148	3,139,063	3,433,950	294,887	65,518,480	3,485,297	3,706,495	221,198
Domestic equity securities	5,164,653	2,635,191	2,686,496	51,305	4,873,212	2,205,424	2,295,767	90,342
Domestic bonds	27,688,842	399,130	411,190	12,060	30,322,492	718,247	721,722	3,475
Government bonds	24,010,611	351,011	353,046	2,034	27,255,998	631,901	632,132	231
Municipal bonds	1,009,875	3,468	7,913	4,444	449,330	11,539	11,623	84
Corporate bonds	2,668,355	44,650	50,231	5,581	2,617,163	74,806	77,966	3,159
Other	21,959,652	104,742	336,263	231,521	30,322,776	561,624	689,005	127,380
Foreign equity securities	182,802	49,875	59,492	9,616	149,076	23,820	35,445	11,624
Foreign bonds	17,917,306	(8,487)	154,280	162,768	26,650,433	510,987	544,870	33,883
Other	3,859,542	63,353	122,489	59,136	3,523,265	26,816	108,689	81,872

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,113,212	7,132,897	4,429,887	3,114,000	10,981,410	9,274,701	6,863,891	4,303,854
Government bonds	13,915,176	6,273,172	2,798,360	2,124,856	10,790,809	8,548,655	5,759,365	3,258,275
Municipal bonds	42,038	115,764	851,782	290	10,160	106,931	328,008	4,229
Corporate bonds	155,997	743,959	779,744	988,853	180,440	619,115	776,517	1,041,348
Other	2,416,059	6,338,667	5,711,596	7,146,492	3,449,249	10,424,437	9,930,271	6,671,410
Foreign bonds	2,341,343	5,597,815	4,493,257	6,686,389	3,377,182	9,871,390	8,424,741	6,192,264
Other	74,716	740,852	1,218,339	460,103	72,067	553,047	1,505,530	479,146
Total	16,529,272	13,471,564	10,141,484	10,260,492	14,430,659	19,699,139	16,794,162	10,975,265

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,348,504	52,045	52,230	185	2,653,043	57,771	66,779	9,007
Stocks of subsidiaries and affiliates	932,607	(8,940)	41,986	50,927	843,460	(91,424)	29,661	121,086

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	37,723,034	2,347,803	2,535,654	187,850	44,773,389	2,531,495	2,713,435	181,940
Domestic equity securities	4,173,471	2,016,280	2,070,538	54,257	3,943,763	1,661,719	1,751,653	89,934
Domestic bonds	23,390,925	354,591	363,976	9,385	23,353,550	619,996	621,020	1,024
Other	10,158,637	(23,069)	101,139	124,208	17,476,076	249,779	340,761	90,981
Foreign equity securities	170,335	44,257	54,416	10,158	142,546	18,227	29,916	11,688
Foreign bonds	7,853,982	(35,584)	38,534	74,118	15,024,229	279,857	285,357	5,500
Other	2,134,319	(31,742)	8,188	39,931	2,309,300	(48,305)	25,487	73,792
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,027,854	4,251,676	4,320,651	2,891,699	9,503,563	5,596,113	5,325,107	4,029,848
Government bonds	12,877,083	3,503,258	2,747,703	1,913,228	9,377,044	4,996,212	4,581,169	3,029,462
Municipal bonds	42,038	115,711	851,777	260	10,160	106,842	292,183	329
Corporate bonds	108,733	632,706	721,169	978,210	116,358	493,058	451,754	1,000,056
Other	1,660,584	2,392,988	2,059,040	3,489,562	2,072,496	5,953,081	6,055,164	2,948,188
Foreign bonds	1,396,678	2,204,469	1,106,191	3,128,455	1,851,875	5,671,608	4,823,497	2,659,161
Other	263,905	188,519	952,848	361,106	220,621	281,472	1,231,667	289,026
Total	14,688,438	6,644,664	6,379,691	6,381,261	11,576,060	11,549,194	11,380,271	6,978,036

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—
Stocks of subsidiaries and affiliates	52,328	33,443	33,512	69	57,771	50,968	51,070	102

	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	13,508,608	752,569	818,235	65,665	17,108,424	873,305	899,752	26,447
Domestic equity securities	1,036,997	551,360	557,456	6,095	974,012	470,438	484,778	14,340
Domestic bonds	4,369,116	43,958	46,724	2,765	7,013,586	98,263	100,843	2,580
Other	8,102,494	157,250	214,054	56,804	9,120,825	304,604	314,131	9,526
Foreign equity securities	61	36	36	—	51	26	26	0
Foreign bonds	6,792,918	64,280	104,484	40,204	8,367,901	228,667	235,989	7,322
Other	1,309,514	92,933	109,533	16,599	752,872	75,910	78,114	2,204
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2017				As of March 31, 2016
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,040,874	2,996,704	109,236	222,301	1,406,286	3,784,586	1,548,706	274,006
Government bonds	993,710	2,875,475	50,657	211,628	1,342,229	3,658,650	1,178,195	228,813
Municipal bonds	—	53	5	29	—	88	35,825	3,900
Corporate bonds	47,164	121,176	58,574	10,642	64,057	125,847	334,685	41,292
Other	386,827	2,630,231	2,708,421	1,620,210	809,569	3,407,239	3,072,071	1,445,720
Foreign bonds	386,642	2,177,646	2,608,448	1,620,180	774,774	3,145,573	3,021,564	1,425,989
Other	184	452,585	99,973	29	34,795	261,666	50,507	19,731
Total	1,427,702	5,626,936	2,817,657	1,842,511	2,215,856	7,191,826	4,620,778	1,719,726

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
ROE	7.25	(0.37)	7.63

Note:

ROE is computed as follows:

Profits attributable to owners of parent	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)	As of September 30, 2016
(1) Total capital ratio (4)/(7)	15.85%	(0.15)%	16.01%	16.56%
(2) Tier 1 capital ratio (5)/(7)	13.36%	0.12%	13.24%	13.50%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.76%	0.13%	11.63%	12.20%
(4) Total capital	18,076.1	134.3	17,941.8	17,424.3
(5) Tier 1 capital	15,232.4	393.1	14,839.2	14,205.5
(6) Common Equity Tier 1 capital	13,413.8	374.0	13,039.8	12,839.4
(7) Risk weighted assets	113,986.3	1,922.0	112,064.3	105,206.2
(8) Required Capital (7)×8%	9,118.9	153.7	8,965.1	8,416.4

BTMU Consolidated	(in billions of yen)
	As of March 31, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)	As of September 30, 2016
(1) Total capital ratio (4)/(7)	15.28%	(0.38)%	15.66%	16.20%
(2) Tier 1 capital ratio (5)/(7)	12.70%	(0.01)%	12.71%	12.93%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.14%	0.05%	11.08%	11.64%
(4) Total capital	14,053.4	40.2	14,013.2	13,545.6
(5) Tier 1 capital	11,680.7	305.5	11,375.2	10,816.6
(6) Common Equity Tier 1 capital	10,245.8	328.0	9,917.7	9,733.5
(7) Risk weighted assets	91,960.0	2,503.4	89,456.6	83,596.9
(8) Required Capital (7)×8%	7,356.8	200.2	7,156.5	6,687.7

MUTB Consolidated	(in billions of yen)
	As of March 31, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)	As of September 30, 2016
(1) Total capital ratio (4)/(7)	19.80%	(0.16)%	19.97%	20.43%
(2) Tier 1 capital ratio (5)/(7)	16.94%	0.12%	16.82%	17.15%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.87%	(0.13)%	16.01%	16.38%
(4) Total capital	2,406.5	35.4	2,371.0	2,359.8
(5) Tier 1 capital	2,058.4	61.8	1,996.6	1,981.4
(6) Common Equity Tier 1 capital	1,928.9	28.3	1,900.6	1,891.9
(7) Risk weighted assets	12,149.1	280.8	11,868.3	11,549.4
(8) Required Capital (7)×8%	971.9	22.4	949.4	923.9

BTMU Non-consolidated	(in billions of yen)
	As of March 31, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)	As of September 30, 2016
(1) Total capital ratio (4)/(7)	16.70%	(0.80)%	17.51%	18.37%
(2) Tier 1 capital ratio (5)/(7)	13.88%	(0.37)%	14.25%	14.73%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.04%	(0.26)%	12.30%	12.97%
(4) Total capital	12,823.3	(9.9)	12,833.3	12,819.0
(5) Tier 1 capital	10,655.5	208.8	10,446.7	10,279.9
(6) Common Equity Tier 1 capital	9,247.7	228.2	9,019.4	9,050.2
(7) Risk weighted assets	76,757.5	3,479.6	73,277.9	69,770.1
(8) Required Capital (7)×8%	6,140.6	278.3	5,862.2	5,581.6

MUTB Non-consolidated	(in billions of yen)
	As of March 31, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)	As of September 30, 2016
(1) Total capital ratio (4)/(7)	20.48%	(0.59)%	21.08%	21.81%
(2) Tier 1 capital ratio (5)/(7)	17.45%	(0.00)%	17.45%	18.07%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.35%	(0.22)%	16.58%	17.17%
(4) Total capital	2,426.4	67.7	2,358.7	2,372.4
(5) Tier 1 capital	2,067.0	114.0	1,952.9	1,965.6
(6) Common Equity Tier 1 capital	1,937.5	82.0	1,855.5	1,867.7
(7) Risk weighted assets	11,844.9	656.7	11,188.1	10,874.5
(8) Required Capital (7)×8%	947.5	52.5	895.0	869.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2017 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	46,498	0.04%	54,913	0.04%	(8,415)	(0.00)%
Non-accrual delinquent loans	738,103	0.67%	1,110,576	0.97%	(372,472)	(0.29)%
Accruing loans contractually past due 3 months or more	46,301	0.04%	51,620	0.04%	(5,318)	(0.00)%
Restructured loans	708,354	0.64%	438,767	0.38%	269,587	0.26%
Total risk monitored loans	1,539,258	1.41%	1,655,877	1.45%	(116,619)	(0.04)%
Total loans and bills discounted	109,005,231		113,756,325		(4,751,093)

Written-off	377,463		397,076		(19,613)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2017 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	957,350	62.19%	1,057,585	63.86%	(100,235)	(1.67)%
General allowance for credit losses	743,895		571,689		172,206
Specific allowance for credit losses	213,065		485,577		(272,512)
Allowance for credit to specific foreign borrowers	388		318		69

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	1,064,741	1,177,149	(112,407)
Overseas	474,516	478,728	(4,211)
Asia	142,367	145,343	(2,975)
Indonesia	5,946	7,451	(1,504)
Singapore	14,558	18,414	(3,856)
Thailand	106,546	93,510	13,036
Hong Kong	215	—	215
China	—	3,488	(3,488)
Other	15,099	22,477	(7,378)
Americas	216,085	199,432	16,652
Europe, Middle East and Other	116,064	133,952	(17,888)

Total	1,539,258	1,655,877	(116,619)

Classified by Industry	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	1,064,741	1,177,149	(112,407)
Manufacturing	425,381	430,858	(5,477)
Construction	16,299	20,705	(4,406)
Wholesale and retail	135,785	164,429	(28,644)
Finance and insurance	737	1,466	(728)
Real estate, goods rental and leasing	67,336	90,620	(23,283)
Services	51,944	67,387	(15,443)
Other industries	23,849	32,828	(8,978)
Consumer	343,406	368,852	(25,446)
Overseas	474,516	478,728	(4,211)
Financial institutions	7,672	14,361	(6,689)
Commercial and industrial	329,547	319,456	10,090
Other	137,297	144,910	(7,613)

Total	1,539,258	1,655,877	(116,619)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2017 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	35,746	0.04%	46,057	0.05%	(10,311)	(0.00)%
Non-accrual delinquent loans	476,342	0.58%	851,173	0.98%	(374,830)	(0.39)%
Accruing loans contractually past due 3 months or more	45,938	0.05%	54,585	0.06%	(8,646)	(0.00)%
Restructured loans	525,466	0.64%	276,441	0.31%	249,025	0.32%
Total risk monitored loans	1,083,494	1.33%	1,228,257	1.41%	(144,763)	(0.08)%
Total loans and bills discounted	81,394,063		86,691,727		(5,297,663)

Written-off	307,219		309,542		(2,322)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2017 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	563,216	51.98%	665,588	54.18%	(102,372)	(2.20)%
General allowance for credit losses	446,887		290,081		156,805
Specific allowance for credit losses	115,942		375,188		(259,245)
Allowance for credit to specific foreign borrowers	386		318		67

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	829,903	972,296	(142,393)
Overseas	253,591	255,960	(2,369)
Asia	29,866	44,823	(14,957)
Indonesia	102	2,979	(2,877)
Singapore	14,558	18,414	(3,856)
Thailand	4	—	4
Hong Kong	215	—	215
China	—	3,380	(3,380)
Other	14,985	20,048	(5,063)
Americas	107,660	77,184	30,475
Europe, Middle East and Other	116,064	133,952	(17,888)

Total	1,083,494	1,228,257	(144,763)

Classified by Industry	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	829,903	972,296	(142,393)
Manufacturing	375,263	405,969	(30,705)
Construction	15,628	20,003	(4,375)
Wholesale and retail	134,286	162,914	(28,628)
Finance and insurance	715	1,443	(727)
Real estate	58,504	79,324	(20,819)
Goods rental and leasing	2,347	2,720	(373)
Services	51,080	67,072	(15,992)
Other industries	23,540	32,500	(8,959)
Consumer	168,535	200,346	(31,810)
Overseas	253,591	255,960	(2,369)
Financial institutions	7,589	14,290	(6,701)
Commercial and industrial	190,984	181,531	9,452
Other	55,017	60,138	(5,121)

Total	1,083,494	1,228,257	(144,763)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2017 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	530	0.00%	526	0.00%	4	(0.00)%
Non-accrual delinquent loans	9,611	0.06%	32,576	0.24%	(22,964)	(0.17)%
Accruing loans contractually past due 3 months or more	79	0.00%	214	0.00%	(134)	(0.00)%
Restructured loans	55,523	0.38%	9,886	0.07%	45,637	0.31%
Total risk monitored loans	65,746	0.46%	43,203	0.32%	22,542	0.13%
Total loans and bills discounted	14,283,249		13,192,538		1,090,710

Written-off	7,626		7,459		167

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2017 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	59,306	90.20%	37,084	85.83%	22,222	4.36%
General allowance for credit losses	58,395		26,355		32,040
Specific allowance for credit losses	908		10,729		(9,820)
Allowance for credit to specific foreign borrowers	1		0		1

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	65,273	43,181	22,091
Overseas	472	22	450
Asia	472	—	472
Indonesia	—	—	—
Singapore	—	—	—
Thailand	472	—	472
China	—	—	—
Other	—	—	—
Americas	—	22	(22)
Europe, Middle East and Other	—	—	—

Total	65,746	43,203	22,542

Classified by Industry	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	65,273	43,181	22,091
Manufacturing	50,092	24,857	25,234
Construction	653	684	(30)
Wholesale and retail	1,348	1,353	(4)
Finance and insurance	—	—	—
Real estate	6,436	8,524	(2,088)
Goods rental and leasing	—	—	—
Services	851	296	555
Other industries	303	322	(18)
Consumer	5,587	7,143	(1,555)
Overseas	472	22	450
Financial institutions	—	—	—
Commercial and industrial	472	—	472
Other	—	22	(22)

Total	65,746	43,203	22,542

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2017 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.01%	11	0.04%	(7)	(0.02)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	9	0.04%	5	0.02%	3	0.02%
Restructured loans	234	1.28%	606	2.62%	(371)	(1.34)%
Total risk monitored loans	247	1.35%	623	2.69%	(376)	(1.34)%
Total loans and bills discounted	18,293		23,111		(4,818)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	55	69	(13)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	247	623	(376)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	200	564	(363)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	46	59	(12)

Total	247	623	(376)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					119,803		118,819	984
Doubtful					426,284		846,495	(420,211)
Special Attention					627,162		341,635	285,526
Non Performing Loans (1)					1,173,249		1,306,950	(133,700)

Normal					104,240,643		108,009,909	(3,769,265)
Total					105,413,893		109,316,859	(3,902,966)

Non Performing Loans / Total					1.11%		1.19%	(0.08)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					940,324		1,096,492	(156,168)
Allowance for credit losses					351,634		461,495	(109,861)
Collateral, guarantees, etc.					588,690		634,997	(46,307)

Coverage ratio (2) / (1)					80.14%		83.89%	(3.75)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	119,803		10,772		109,031			100.00%
	[118,819	]	[17,327	]	[101,491	]		[100.00%]
Doubtful	426,284		104,933		244,227			81.90%
	[846,495	]	[355,601	]	[348,378	]		[83.16%]
Special Attention	627,162		235,928		235,431			75.15%
	[341,635	]	[88,566	]	[185,127	]		[80.11%]
Total	1,173,249		351,634		588,690			80.14%
	[1,306,950	]	[461,495	]	[634,997	]		[83.89%]
Note: The upper figures are as of March 31, 2017. The lower figures with brackets are as of March 31, 2016. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic					903,729		1,043,076	(139,347)
Manufacturing					425,959		446,091	(20,131)
Construction					16,418		20,787	(4,369)
Wholesale and retail					139,910		172,559	(32,649)
Finance and insurance					2,008		2,777	(768)
Real estate					65,365		88,661	(23,295)
Goods rental and leasing					2,347		2,722	(374)
Services					52,500		67,852	(15,352)
Other industries					24,654		33,701	(9,047)
Consumer					174,565		207,921	(33,356)
Overseas					269,520		263,873	5,646
Financial institutions					7,779		14,290	(6,511)
Commercial and industrial					206,723		189,422	17,300
Other					55,017		60,160	(5,143)
Total					1,173,249		1,306,950	(133,700)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	117,714	116,853	861
Doubtful	418,034	815,231	(397,196)
Special Attention	571,405	331,026	240,378
Non Performing Loans (1)	1,107,154	1,263,111	(155,956)

Normal	89,636,105	94,370,441	(4,734,335)
Total	90,743,260	95,633,552	(4,890,292)

Non Performing Loans / Total	1.22%	1.32%	(0.10)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	896,314	1,059,742	(163,427)
Allowance for credit losses	325,433	447,041	(121,607)
Collateral, guarantees, etc.	570,881	612,701	(41,819)

Coverage ratio (2) / (1)	80.95%	83.89%	(2.94)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	117,714		10,679		107,034		100.00%		100.00%
	[116,853	]	[17,316	]	[99,536	]	[100.00	%]	[100.00	%]
Doubtful	418,034		104,577		236,899		57.73%		81.68%
	[815,231	]	[345,361	]	[331,408	]	[71.38	%]	[83.01	%]
Special Attention	571,405		210,175		226,947		61.01%		76.49%
	[331,026	]	[84,363	]	[181,756	]	[56.51	%]	[80.39	%]
Total	1,107,154		325,433		570,881		60.68%		80.95%
	[1,263,111	]	[447,041	]	[612,701	]	[68.73	%]	[83.89	%]
Note: The upper figures are as of March 31, 2017. The lower figures with brackets are as of March 31, 2016.

(4) Classified by Industry

	(in millions of yen)
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	838,106	999,259	(161,153)
Manufacturing	375,867	421,233	(45,366)
Construction	15,764	20,103	(4,339)
Wholesale and retail	138,561	171,206	(32,645)
Finance and insurance	2,008	2,777	(768)
Real estate	58,728	79,572	(20,843)
Goods rental and leasing	2,347	2,722	(374)
Services	51,648	67,556	(15,907)
Other industries	24,350	33,379	(9,028)
Consumer	168,829	200,707	(31,878)
Overseas	269,047	263,851	5,196
Financial institutions	7,779	14,290	(6,511)
Commercial and industrial	206,250	189,422	16,828
Other	55,017	60,138	(5,121)
Total	1,107,154	1,263,111	(155,956)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					2,085		1,954	131
Doubtful					8,159		31,159	(23,000)
Special Attention					55,603		10,101	45,502
Non Performing Loans (1)					65,848		43,215	22,632

Normal					14,586,491		13,616,979	969,511
Total					14,652,339		13,660,195	992,144

Non Performing Loans / Total					0.44%		0.31%	0.13%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					43,762		36,260	7,502
Allowance for credit losses					26,201		14,454	11,746
Collateral, guarantees, etc.					17,561		21,805	(4,244)

Coverage ratio (2) / (1)					66.46%		83.90%	(17.44)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,085		92		1,993		100.00%	100.00%
	[1,954	]	[10	]	[1,943	]	[100.00%]	[100.00%]
Doubtful	8,159		355		7,238		38.66%	93.07%
	[31,159	]	[10,239	]	[16,879	]	[71.70%]	[87.03%]
Special Attention	55,603		25,753		8,330		54.47%	61.29%
	[10,101	]	[4,203	]	[2,982	]	[59.05%]	[71.14%]
Total	65,848		26,201		17,561		54.26%	66.46%
	[43,215	]	[14,454	]	[21,805	]	[67.51%]	[83.90%]
Note: The upper figures are as of March 31, 2017. The lower figures with brackets are as of March 31, 2016. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic					65,375		43,193	22,181
Manufacturing					50,092		24,857	25,234
Construction					653		684	(30)
Wholesale and retail					1,348		1,353	(4)
Finance and insurance					—		—	—
Real estate					6,436		8,524	(2,088)
Goods rental and leasing					—		—	—
Services					851		296	555
Other industries					303		322	(18)
Consumer					5,689		7,155	(1,465)
Overseas					472		22	450
Financial institutions					—		—	—
Commercial and industrial					472		—	472
Other					—		22	(22)
Total					65,848		43,215	22,632

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					3		11	(7)
Doubtful					90		104	(13)
Special Attention					153		507	(354)
Non Performing Loans (1)					247		623	(376)

Normal					18,046		22,488	(4,442)
Total					18,293		23,111	(4,818)

Non Performing Loans / Total					1.35%		2.69%	(1.34)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					247		490	(243)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					247		490	(243)

Coverage ratio (2) / (1)					100.00%		78.65%	21.34%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3		—		3			100.00%
	[11	]	[—	]	[11	]		[100.00%]
Doubtful	90		—		90			100.00%
	[104	]	[—	]	[90	]		[87.31%]
Special Attention	153		—		153			100.00%
	[507	]	[—	]	[387	]		[76.38%]
Total	247		—		247			100.00%
	[623	]	[—	]	[490	]		[78.65%]
Note: The upper figures are as of March 31, 2017. The lower figures with brackets are as of March 31, 2016.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2017 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic					247		623	(376)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					200		564	(363)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					46		59	(12)
Total					247		623	(376)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[109.0]		[9.6]	[1.1] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [119.7]	Loans to bankrupt borrowers [36.2]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [485.9]
Potentially Bankrupt Borrowers	[244.4]		[181.7]		57.63%	ii) Doubtful [426.1]

Borrowers Requiring Caution (Special Attention Borrowers)	[627.0]				60.22%	iii) Special Attention [627.0]	Accruing loans contractually past due 3 months or more [46.0]
							Restructured loans [580.9]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [104,222.5]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,173.0	1,149.2

						Total

						i) + ii) + iii) + iv)
						105,395.5

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016 (A)	As of March 31, 2017 (B)	(B) - (A)
Assets newly categorized during fiscal 2013	195,312	121,427	86,518	41,754	(44,764)
Assets newly categorized during fiscal 2014		98,674	61,087	40,744	(20,343)
Assets newly categorized during fiscal 2015			500,907	96,342	(404,564)
Assets newly categorized during fiscal 2016				156,527

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2017
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	5,436
Reconstructive treatment	39,667
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	7,314
Write-offs	51,432
Others	449,013
Collection / Repayment	70,468
Upgrade	378,545

Total	552,863	39,386	513,477

Amount in process for disposition	105,095

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016 (A)	As of March 31, 2017 (B)	(B) - (A)
Assets newly categorized during fiscal 2013	6,315	3,069	2,510	700	(1,810)
Assets newly categorized during fiscal 2014		7,495	1,730	265	(1,464)
Assets newly categorized during fiscal 2015			18,743	883	(17,860)
Assets newly categorized during fiscal 2016				1,872

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2017
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	1,501
Write-offs	1,632
Others	22,017
Collection / Repayment	2,811
Upgrade	19,206

Total	25,151	427	24,723

Amount in process for disposition	2,245

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	67,397,147	(5,292,048)	72,689,196
Manufacturing	10,580,756	(227,008)	10,807,764
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	152,075	(7,383)	159,458
Construction	766,745	(53,852)	820,597
Utilities	1,565,430	(13,821)	1,579,251
Communication and information services	1,418,047	133,618	1,284,429
Transport and postal activities	2,225,080	36,157	2,188,923
Wholesale and retail	6,471,760	29,701	6,442,059
Finance and insurance	8,518,592	40,265	8,478,327
Real estate	8,901,544	189,704	8,711,840
Goods rental and leasing	2,072,931	209,882	1,863,049
Services	2,579,513	62,746	2,516,767
Municipal government	569,706	(36,687)	606,393
Other industries (including loans to the Japanese government)	21,574,955	(5,655,370)	27,230,325
Overseas offices and loans booked at offshore markets	28,484,402	1,138,761	27,345,641

Total	95,881,550	(4,153,287)	100,034,837

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	16,543,759	177,628	16,366,131
Housing loans	15,720,290	149,504	15,570,786
Residential purpose	13,606,632	264,299	13,342,333
Other	823,468	28,124	795,344
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	40,190,996	627,935	39,563,061
% to total domestic loans	59.63%	5.20%	54.42%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	55,332,793	(6,403,920)	61,736,714
Manufacturing	8,550,896	(219,227)	8,770,123
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	148,985	(6,599)	155,584
Construction	671,563	(44,480)	716,043
Utilities	1,217,529	1,937	1,215,592
Communication and information services	1,129,337	74,616	1,054,721
Transport and postal activities	1,571,068	(23,611)	1,594,679
Wholesale and retail	5,558,195	27,643	5,530,552
Finance and insurance	5,982,815	(180,659)	6,163,474
Real estate	6,980,650	83,941	6,896,709
Goods rental and leasing	1,319,589	155,929	1,163,660
Services	2,427,865	56,387	2,371,478
Municipal government	562,257	(35,121)	597,378
Other industries (including loans to the Japanese government)	19,212,044	(6,294,677)	25,506,721
Overseas offices and loans booked at offshore markets	26,061,269	1,106,256	24,955,012

Total	81,394,063	(5,297,663)	86,691,727

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	15,183,840	194,063	14,989,776
Housing loans	14,365,000	165,113	14,199,887
Residential purpose	12,395,614	256,536	12,139,077
Other	818,840	28,950	789,889
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	34,153,811	244,917	33,908,894
% to total domestic loans	61.72%	6.79%	54.92%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	11,860,116	1,058,206	10,801,910
Manufacturing	2,029,860	(7,781)	2,037,641
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	3,090	(784)	3,874
Construction	95,182	(9,372)	104,554
Utilities	347,901	(15,758)	363,659
Communication and information services	288,710	59,002	229,708
Transport and postal activities	654,012	59,768	594,244
Wholesale and retail	913,565	2,058	911,507
Finance and insurance	2,529,685	221,742	2,307,943
Real estate	1,915,672	108,769	1,806,903
Goods rental and leasing	753,342	53,953	699,389
Services	151,644	6,360	145,284
Municipal government	2,660	(1,508)	4,168
Other industries (including loans to the Japanese government)	2,174,783	581,758	1,593,025
Overseas offices and loans booked at offshore markets	2,423,132	32,504	2,390,628

Total	14,283,249	1,090,710	13,192,538

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	1,351,609	(14,869)	1,366,478
Housing loans	1,347,027	(14,073)	1,361,100
Residential purpose	1,203,359	9,182	1,194,177
Other	4,582	(795)	5,377

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	5,843,829	328,476	5,515,353
% to total domestic loans	49.27%	(1.78)%	51.05%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	204,237	53,665	150,571
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	6,092	(818)	6,910
Real estate	5,222	(3,006)	8,228
Goods rental and leasing	—	—	—
Services	4	(1)	5
Municipal government	4,789	(58)	4,847
Other industries (including loans to the Japanese government)	188,128	57,549	130,579
Overseas offices and loans booked at offshore markets	—	—	—

Total	204,237	53,665	150,571

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	8,309	(1,565)	9,875
Housing loans	8,263	(1,535)	9,798
Residential purpose	7,658	(1,420)	9,078
Other	46	(30)	76
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	193,356	54,542	138,814
% to total domestic loans	94.67%	2.48%	92.19%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Americas	13,158,077	1,030,808	12,127,269
United States of America	8,336,794	788,087	7,548,706
Caribbean countries	2,498,113	(237,069)	2,735,182
Canada	820,548	558,848	261,699
Brazil	618,205	(29,648)	647,854
Mexico	422,363	(2,942)	425,305
Chile	213,144	(5,888)	219,033
Columbia	121,605	(24,010)	145,615
Others	127,305	(16,570)	143,875
Asia/Oceania	9,812,573	394,907	9,417,664
Hong Kong	2,200,861	94,494	2,106,366
Australia	2,034,257	123,137	1,911,119
Singapore	1,452,126	209,964	1,242,161
Indonesia	840,789	(10,747)	851,537
India	744,723	39,117	705,605
South Korea	634,537	102,541	531,996
Taiwan	432,696	55,031	377,664
Malaysia	298,108	(242,467)	540,576
New Zealand	266,322	14,692	251,630
Vietnam	248,122	29,015	219,107
Thailand	207,636	(34,333)	241,969
Philippines	205,168	18,540	186,628
China	135,691	(42,261)	177,953
Others	111,537	38,184	73,353
EMEA	7,414,429	(200,817)	7,615,247
United Kingdom	2,099,127	(70,396)	2,169,523
Netherlands	745,023	14,072	730,950
Saudi Arabia	608,638	109,147	499,491
Germany	492,653	(41,997)	534,650
Qatar	436,530	21,250	415,279
UAE	424,807	(26,085)	450,893
France	423,873	(36,359)	460,233
Luxembourg	266,799	(31,442)	298,241
South Africa	197,509	54,291	143,218
Switzerland	182,333	(9,631)	191,965
Turkey	180,818	(845)	181,663
Ireland	165,192	45,180	120,011
Italy	141,630	(67,176)	208,807
Spain	121,753	(54,919)	176,673
Belgium	121,710	(41,168)	162,878
Others	806,034	(64,739)	870,772
Others	284	(680)	965

Total	30,385,363	1,224,218	29,161,145

Note:	In addition to the (non-consolidated basis) loan balance stated above, five major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation: ¥8,802,958 million (a 455,718 million yen decrease as compared with March 31, 2016.)
Bank of Ayudhya Public Company Limited: ¥3,662,848 million (a 194,539 million yen increase as compared with March 31, 2016.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,316,372 million (a 164,864 million yen decrease as compared with March 31, 2016.)
MUFG Bank (Europe) N.V.: ¥700,700 million (a 101,672 million yen increase as compared with March 31, 2016.)
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad: ¥451,386 million (a 18,564 million yen decrease as compared with March 31, 2016.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	155,498,777	10,166,780	145,331,997
Deposits (average balance)	149,718,788	11,672,662	138,046,126
Loans (ending balance)	95,677,312	(4,206,952)	99,884,265
Loans (average balance)	97,494,781	316,998	97,177,782

BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	139,164,104	7,177,522	131,986,582
Deposits (average balance)	135,613,401	10,345,428	125,267,973
Loans (ending balance)	81,394,063	(5,297,663)	86,691,727
Loans (average balance)	83,916,295	(534,571)	84,450,867

MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	16,334,673	2,989,257	13,345,415
Deposits (average balance)	14,105,387	1,327,234	12,778,152
Loans (ending balance)	14,283,249	1,090,710	13,192,538
Loans (average balance)	13,578,485	851,570	12,726,915

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	73,093,302	2,024,665	71,068,636
Corporations and others	61,050,366	8,268,055	52,782,310
Domestic deposits	134,143,669	10,292,721	123,850,947

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	65,352,462	2,193,823	63,158,639
Corporations and others	54,147,045	5,394,401	48,752,644
Domestic deposits	119,499,507	7,588,224	111,911,283

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	7,740,840	(169,157)	7,909,997
Corporations and others	6,903,320	2,873,654	4,029,666
Domestic deposits	14,644,161	2,704,497	11,939,663

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deferred tax assets	531.3	4.4	526.8
Allowance for credit losses	242.9	(24.9)	267.8
Write-down on investment securities	100.5	(16.9)	117.5
Unrealized losses on Available-for-sale securities	10.6	(8.6)	19.2
Reserve for retirement benefits	97.9	(0.7)	98.7
Other	201.6	17.5	184.1
Valuation allowance	(122.4)	38.2	(160.6)
Deferred tax liabilities	886.8	(207.8)	1,094.7
Unrealized gains on Available-for-sale securities	671.5	(84.7)	756.3
Net deferred gains on hedges	65.4	(121.9)	187.4
Revaluation gains on securities upon merger	62.2	0.2	62.0
Gains on securities contributed to employees’ retirement benefits trust	48.7	(1.0)	49.8
Other	38.8	(0.2)	39.0
Net deferred tax assets	(355.5)	212.3	(567.8)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2011	FY2012	FY2013	FY2014	FY2015	FY2016
Net operating profits before provision for general allowance for credit losses	1,022.8	1,001.5	855.9	931.4	888.1	666.9
Total credit costs	(125.3)	(56.6)	17.0	(70.7)	(103.4)	(25.4)
Income before income taxes	739.5	877.4	984.7	860.2	884.7	632.2
Reconciliation to taxable income	(305.1)	(561.4)	(336.2)	(12.6)	(113.3)	(92.6)
Taxable income	434.3	316.0	648.5	847.5	771.3	539.6

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deferred tax assets	48.0	(13.0)	61.1
Gains on securities related to employees’ retirement benefits trust	22.2	7.4	14.8
Allowance for credit losses	19.2	6.8	12.4
Write-down on investment securities	8.9	(1.5)	10.5
Deferred losses on hedging instruments	0.1	(29.6)	29.8
Other	31.7	0.6	31.0
Valuation allowance	(34.2)	3.2	(37.5)
Deferred tax liabilities	277.9	(37.4)	315.4
Unrealized gains on Available-for-sale securities	219.5	(40.2)	259.8
Reserve for retirement benefits	46.5	2.4	44.0
Other	11.9	0.3	11.5
Net deferred tax assets	(229.8)	24.4	(254.3)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2011	FY2012	FY2013	FY2014	FY2015	FY2016
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	148.1	162.2	162.9	190.4	193.0	181.4
Total credit costs	(9.2)	(8.6)	18.0	(0.4)	(0.2)	(22.5)
Income before income taxes	113.5	173.5	184.4	201.4	218.6	156.3
Reconciliation to taxable income	(30.2)	(84.9)	(94.3)	(40.4)	(68.1)	1.8
Taxable income	83.3	88.6	90.1	160.9	150.4	158.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Projected benefit obligation (reserve type)	(A)	2,281,064	(61,920)	2,342,984
Projected benefit obligation (non-reserve type)	(B)	50,690	1,319	49,370
Fair value of plan assets	(C)	(2,874,087)	(166,567)	(2,707,520)
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(542,332)	(227,167)	(315,164)
Net defined benefit liability		59,045	(3,745)	62,791
Net defined benefit asset		(601,377)	(223,422)	(377,955)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		64,216	34,539	29,677
Service cost		63,434	568	62,866
Interest cost		29,747	(6,750)	36,497
Expected return on plan assets		(93,944)	(1,384)	(92,559)
Amortization of unrecognized prior service cost		(5,043)	3,872	(8,916)
Amortization of unrecognized net actuarial loss		62,357	38,004	24,353
Other		7,666	229	7,436

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2017
Discount rates	Domestic consolidated subsidiaries	0.00% ~ 0.97%
	Overseas consolidated subsidiaries	1.80% ~ 11.39%
Expected return	Domestic consolidated subsidiaries	(0.05)% ~ 4.10%
	Overseas consolidated subsidiaries	2.40% ~ 11.39%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Projected benefit obligation	(A)	1,441,465	(49,750)	1,491,216
Discount rates		0.6% ~ 0.9%		0.5% ~ 0.7%
Fair value of plan assets	(B)	1,731,253	111,608	1,619,644
Prepaid pension cost	(C)	270,907	12,796	258,110
Reserve for retirement benefits	(D)	8,939	428	8,510
Total amount unrecognized	(A) - (B) + (C) - (D)	(27,819)	(148,990)	121,170
Unrecognized net actuarial loss		(19,254)	(150,830)	131,576
Unrecognized prior service cost		(8,565)	1,839	(10,405)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Net periodic cost of retirement benefits		54,455	21,411	33,043
Service cost		34,519	335	34,184
Interest cost		11,978	(3,384)	15,362
Expected return on plan assets		(40,213)	(4,845)	(35,368)
Amortization of unrecognized prior service cost		(1,841)	1,898	(3,740)
Amortization of unrecognized net actuarial loss		39,419	27,103	12,315
Other		10,593	302	10,290

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Projected benefit obligation	(A)	328,576	(13,049)	341,625
Discount rates		0.6% ~ 0.9%		0.5% ~ 0.7%
Fair value of plan assets	(B)	579,525	32,901	546,624
Prepaid pension cost	(C)	271,938	9,139	262,799
Reserve for retirement benefits	(D)	1,154	1,154	—
Total amount unrecognized	(A) - (B) + (C) - (D)	19,835	(37,965)	57,800
Unrecognized net actuarial loss		17,152	(38,308)	55,460
Unrecognized prior service cost		2,682	342	2,340

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2017 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2016 (B)
Net periodic cost of retirement benefits		1,362	16,948	(15,586)
Service cost		7,167	792	6,375
Interest cost		2,227	(1,082)	3,309
Expected return on plan assets		(19,522)	4,579	(24,102)
Amortization of unrecognized prior service cost		(1,378)	2,320	(3,698)
Amortization of unrecognized net actuarial loss		12,427	10,338	2,089
Other		441	(0)	441

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Assets:
Cash and due from banks	36,988,806	48,385,157
Call loans	196,063	231,509
Receivables under resale agreements	47,258	348,126
Receivables under securities borrowing transactions	446,292	5,569,376
Monetary claims bought	3,822,799	4,113,172
Trading assets	6,224,030	5,445,506
Money held in trust	57,656	24,145
Securities	48,913,432	42,235,515
Loans and bills discounted	86,691,727	81,394,063
Foreign exchanges	1,529,192	1,760,583
Other assets	7,881,852	6,877,190
Tangible fixed assets	858,747	855,651
Intangible fixed assets	380,570	375,430
Prepaid pension costs	258,110	270,907
Customers’ liabilities for acceptances and guarantees	6,630,945	6,867,455
Allowance for credit losses	(665,588)	(563,216)

Total assets	200,261,895	204,190,574

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Liabilities:
Deposits	131,986,582	139,164,104
Negotiable certificates of deposit	6,796,352	6,536,329
Call money	167,028	372,403
Payables under repurchase agreements	10,415,799	4,417,551
Payables under securities lending transactions	1,892,928	3,042,298
Commercial papers	1,445,681	1,661,486
Trading liabilities	4,868,717	3,809,622
Borrowed money	11,445,727	16,425,610
Foreign exchanges	2,331,337	2,381,315
Bonds payable	4,304,538	3,269,912
Other liabilities	6,576,505	5,342,066
Reserve for bonuses	27,423	25,508
Reserve for bonuses to directors	110	114
Reserve for stocks payment	—	5,003
Reserve for retirement benefits	8,510	8,939
Reserve for loyalty award credits	1,348	1,375
Reserve for contingent losses	43,808	152,279
Deferred tax liabilities	567,867	355,549
Deferred tax liabilities for land revaluation	122,901	120,147
Acceptances and guarantees	6,630,945	6,867,455

Total liabilities	189,634,113	193,959,075

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,231,459	3,267,614
Revenue reserve	190,044	190,044
Other retained earnings	3,041,414	3,077,570
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,320,785	2,356,941
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,175,992	8,212,148

Net unrealized gains (losses) on available-for-sale securities	1,794,305	1,642,412
Net deferred gains (losses) on hedging instruments	423,084	148,777
Land revaluation excess	234,399	228,160

Total valuation and translation adjustments	2,451,789	2,019,351

Total net assets	10,627,781	10,231,499

Total liabilities and net assets	200,261,895	204,190,574

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Ordinary income	2,925,593	3,072,712
Interest income	1,582,079	1,667,790
Interest on loans and bills discounted	960,297	1,037,377
Interest and dividends on securities	471,589	474,162
Fees and commissions	665,589	660,690
Trading income	136,836	108,274
Other operating income	354,684	391,834
Other ordinary income	186,403	244,122
Ordinary expenses	2,061,857	2,440,506
Interest expenses	419,577	604,334
Interest on deposits	141,389	164,908
Fees and commissions	167,634	172,667
Other operating expenses	134,752	242,845
General and administrative expenses	1,145,579	1,189,031
Other ordinary expenses	194,313	231,628

Ordinary profits	863,736	632,205

Extraordinary gains	39,371	11,780
Extraordinary losses	18,405	11,701

Income before income taxes	884,702	632,284

Income taxes - current	262,781	164,367
Income taxes - deferred	35,854	(13,539)

Total taxes	298,635	150,828

Net income	586,066	481,455

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Assets:
Cash and due from banks	6,590,057	10,689,804
Call loans	240,231	267,590
Receivables under securities borrowing transactions	886,878	114,804
Monetary claims bought	523	15
Trading assets	372,594	553,416
Money held in trust	13,040	10,681
Securities	17,426,047	13,829,880
Loans and bills discounted	13,192,538	14,283,249
Foreign exchanges	36,875	77,433
Other assets	723,209	827,574
Tangible fixed assets	150,154	146,688
Intangible fixed assets	57,496	62,020
Prepaid pension costs	262,799	271,938
Customers’ liabilities for acceptances and guarantees	405,141	260,386
Allowance for credit losses	(37,084)	(59,306)

Total assets	40,320,504	41,336,180

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Liabilities:
Deposits	13,345,415	16,334,673
Negotiable certificates of deposit	4,573,223	4,710,181
Call money	193,932	54,450
Payables under repurchase agreements	5,205,060	4,782,495
Payables under securities lending transactions	1,926,430	799,923
Commercial papers	628,243	540,057
Trading liabilities	150,560	139,686
Borrowed money	2,110,470	2,661,461
Foreign exchanges	418	38,157
Short-term bonds payable	126,993	239,999
Bonds payable	847,129	872,719
Due to trust accounts	7,152,449	6,738,770
Other liabilities	1,150,631	660,310
Reserve for bonuses	4,564	4,884
Reserve for bonuses to directors	41	57
Reserve for stocks payment	—	3,416
Reserve for retirement benefits	—	1,154
Reserve for contingent losses	7,632	7,478
Deferred tax liabilities	254,316	229,884
Deferred tax liabilities for land revaluation	4,336	4,335
Acceptances and guarantees	405,141	260,386

Total liabilities	38,086,991	39,084,484

Net assets:
Capital stock	324,279	324,279
Capital surplus	422,083	422,083
Capital reserve	250,619	250,619
Other capital surplus	171,464	171,464
Retained earnings	943,842	977,978
Revenue reserve	73,714	73,714
Other retained earnings	870,128	904,264
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	730,923	765,059

Total shareholders’ equity	1,690,205	1,724,341

Net unrealized gains (losses) on available-for-sale securities	614,205	529,191
Net deferred gains (losses) on hedging instruments	(67,592)	(344)
Land revaluation excess	(3,305)	(1,493)

Total valuation and translation adjustments	543,306	527,353

Total net assets	2,233,512	2,251,695

Total liabilities and net assets	40,320,504	41,336,180

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Ordinary income	571,346	622,721
Trust fees	90,917	94,645
Interest income	250,600	287,012
Interest on loans and bills discounted	92,660	99,323
Interest and dividends on securities	149,543	173,452
Fees and commissions	134,922	136,963
Trading income	21,536	1,017
Other operating income	46,704	73,617
Other ordinary income	26,664	29,465
Ordinary expenses	364,838	458,232
Interest expenses	86,686	128,740
Interest on deposits	23,442	24,583
Fees and commissions	30,115	31,056
Trading expenses	518	49
Other operating expenses	48,652	51,711
General and administrative expenses	185,319	212,608
Other ordinary expenses	13,545	34,066

Ordinary profits	206,507	164,488

Extraordinary gains	14,548	248
Extraordinary losses	2,443	8,432

Income before income taxes	218,612	156,305

Income taxes - current	51,881	50,055
Income taxes - deferred	6,749	(14,004)

Total taxes	58,630	36,050

Net income	159,981	120,254

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Assets:
Loans and bills discounted	150,571	204,237
Securities	53,614,888	53,054,465
Beneficiary rights to the trust	53,719,802	58,907,613
Securities held in custody accounts	3,339,160	3,259,572
Monetary claims	9,369,779	13,051,405
Tangible fixed assets	11,636,006	12,493,551
Intangible fixed assets	193,150	207,803
Other claims	4,364,029	3,950,126
Call loans	103,070	705,784
Due from banking account	12,745,624	9,100,260
Cash and due from banks	4,474,306	5,731,968

Total	153,710,390	160,666,790

Liabilities:
Money trusts	20,470,160	21,817,433
Pension trusts	14,950,257	12,741,687
Property formation benefit trusts	8,033	7,549
Investment trusts	58,519,398	63,323,815
Money entrusted other than money trusts	3,463,944	3,372,911
Securities trusts	5,350,832	5,399,262
Monetary claim trusts	8,799,495	12,195,074
Equipment trusts	59,923	66,298
Land and fixtures trusts	65,884	44,291
Composite trusts	42,022,461	41,698,466

Total	153,710,390	160,666,790

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,507 millions of yen as of March 31, 2017.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Assets:
Loans and bills discounted	23,111	18,293
Securities	116,704	89,677
Other	6,985,751	6,581,417

Total	7,125,567	6,689,388

Liabilities:
Principal	7,111,058	6,678,398
Allowance for bad debts	69	55
Other	14,439	10,934

Total	7,125,567	6,689,388

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2016	As of March 31, 2017
Total funds	53,347,090	55,611,525

Deposits	13,345,415	16,334,673
Negotiable certificates of deposit	4,573,223	4,710,181
Money trusts	20,470,160	21,817,433
Pension trusts	14,950,257	12,741,687
Property formation benefit trusts	8,033	7,549

Loans and bills discounted	13,343,110	14,487,486

Banking account	13,192,538	14,283,249
Trust account	150,571	204,237

Investment securities	71,040,936	66,884,346

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.